                                        Filed Pursuant to Rule 424 (b) (3)
                                                Registration No. 333-63082

PRICING SUPPLEMENT NO. 247 TO THE PROSPECTUS SUPPLEMENT NO. 189 DATED MARCH 11,
                                     2002.

[GOLDMAN SACHS LOGO]
                         THE GOLDMAN SACHS GROUP, INC.
                          Medium-Term Notes, Series B
                           -------------------------

                                 $22,500,126.15
                   7.0% Mandatory Exchangeable Notes due 2003
             (Exchangeable for Common Stock of Abbott Laboratories)

                           -------------------------

     This pricing supplement and the accompanying prospectus supplement no. 189, relating to the mandatory exchangeable notes, should be read together. Because the mandatory exchangeable notes are part of a series of our debt securities called Medium-Term Notes, Series B, this pricing supplement and the accompanying prospectus supplement no. 189 should also be read with the accompanying prospectus dated June 25, 2001, as supplemented by the accompanying prospectus supplement dated June 25, 2001. Terms used here have the meanings given them in the accompanying prospectus supplement No. 189, unless the context requires otherwise.

The mandatory exchangeable notes offered by this pricing supplement, which we call the "offered notes", have the terms described in the accompanying prospectus supplement no. 189, as supplemented or modified by the following:

ISSUER: The Goldman Sachs Group, Inc.

FACE AMOUNT: Each offered note will have a face amount equal to $32.8805, which is the initial index stock price; the aggregate face amount for all the offered notes is $22,500,126.15

ORIGINAL ISSUE PRICE: 100% of the face amount

NET PROCEEDS TO THE ISSUER: 99.9% of the face amount

TRADE DATE: July 19, 2002

SETTLEMENT DATE (ORIGINAL ISSUE DATE): July 26, 2002

STATED MATURITY DATE: July 27, 2003, unless extended for up to six business days

INTEREST RATE (COUPON): 7.0% per year; the first interest payment will be on August 27, 2002 in an amount of 5.9% of the face amount and each monthly payment thereafter will be in an amount of 0.1% of the face amount

INTEREST PAYMENT DATES: the 27(th) of each month, beginning on August 27, 2002 and ending on the stated maturity date

REGULAR RECORD DATES: in 2002, the record dates will be August 20, September 20, October 21, November 20 and December 19; in 2003, the record dates will be January 17, February 20, March 20, April 21, May 19, June 20 and July 21

INDEX STOCK AND INDEX STOCK ISSUER: common stock of Abbott Laboratories

CUSIP NO.: 38141G476

     See "Additional Risk Factors Specific to Your Note" beginning on page S-3 in the accompanying prospectus supplement no. 189 to read about investment risks relating to the offered notes. The offered notes are not principal-protected and the payment amount is capped.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PRICING SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     Goldman Sachs may use this pricing supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in an offered note after its initial sale. UNLESS GOLDMAN SACHS OR ITS AGENT INFORMS THE PURCHASER OTHERWISE IN THE CONFIRMATION OF SALE, THIS PRICING SUPPLEMENT IS BEING USED IN A MARKET-MAKING TRANSACTION.

                              GOLDMAN, SACHS & CO.
                    Pricing Supplement dated July 19, 2002.

Principal amount:                  On the stated maturity date, each offered
                                   note will be exchanged for index stock at the exchange rate or, at the option of Goldman
                                   Sachs, for the cash value of that stock based on the final index stock price.

Exchange rate:                     If the final index stock price equals or
                                   exceeds the threshold appreciation price, then the exchange rate will equal the threshold fraction times one share of index stock for each $32.8805 of the outstanding face amount. Otherwise, the exchange rate will equal 1.0 share of the index stock for each $32.8805 of the outstanding face amount.
                                   The exchange rate is subject to antidilution adjustment as described in the accompanying prospectus no. 189.

                                   Please note that the amount you receive for each $32.8805 of outstanding face amount on the stated maturity date will not exceed the threshold appreciation price and that it could be substantially less than $32.8805. You could lose your entire investment in the offered notes.

Initial index stock price:         $32.8805 per share

Final index stock price:           The closing price of one share of the index
                                   stock on the determination date, subject to antidilution adjustment

Threshold appreciation price:      The initial index stock price times 1.25,
                                   which equals $41.10 per share

Threshold fraction:                The threshold appreciation price divided by
                                   the final index stock price

No listing:                        The offered notes will not be listed on any
                                   securities exchange or interdealer market quotation system

Abbott Laboratories:               According to its publicly available
                                   documents, the principal business of Abbott
                                   Laboratories is the discovery, development, manufacture, and sale of a broad and diversified line of health care products and services. Information filed with the SEC by the index stock issuer under the Exchange Act can be located by referencing its SEC file number: 001-02189.

Historical trading price
information:                       The index stock is traded on the New York
                                   Stock Exchange under the symbol "ABT". The following table sets forth the quarterly high, low and closing prices for the index stock on the New York Stock Exchange for the four calendar quarters in each of 2000 and 2001 and for the first three calendar quarters in 2002, through July 19, 2002. We obtained the trading price information set forth below from Bloomberg Financial Services, without independent verification.

                                                                                  HIGH       LOW      CLOSE
                                                                                  ----       ---      -----
                                             2000
                                               Quarter ended March 31.........  36         29.625    35.188
                                               Quarter ended June 30..........  44.5625    36.75     44.563
                                               Quarter ended September 30.....  48.50      39.5625   47.563
                                               Quarter ended December 31......  55.75      46.8125   48.438
                                             2001
                                               Quarter ended March 31.........  50         42.0625   47.19
                                               Quarter ended June 30..........  53.8       44.43     48.01
                                               Quarter ended September 30.....  53.59      47.05     51.85
                                               Quarter ended December 31......  56.77      51.02     55.75
                                             2002
                                               Quarter ended March 31.........  57.70      51.80     52.60
                                               Quarter ended June 30..........  55.00      35.95     37.65
                                               Quarter ending September 30
                                               (through July 19, 2002)........  37.47      31.65     32.14
                                               Closing Price on July 19, 2002                        32.14

                                   As indicated above, the market price of the index stock has been highly volatile during recent periods. It is impossible to predict whether the price of the index stock will rise or fall, and you should not view the historical prices of the index stock as an indication of future performance. See "Additional Risk Factors Specific to Your Note -- The Market Price of Your Note May Be Influenced by Many Unpredictable Factors" in the accompanying prospectus supplement no. 189.

Hypothetical payment amount:       The table below sets forth the hypothetical
                                   payment amounts that we would deliver on the stated maturity date in exchange for each $32.8805 of the outstanding face amount of your note, if the final index stock price were any of the hypothetical prices shown in the left column. For this purpose, we have assumed that there will be no antidilution adjustments to the exchange rate and no market disruption events.

                                   The prices in the left column represent
                                   hypothetical closing prices for one share of index stock on the determination date and are expressed as percentages of the initial index stock price, which equals $32.8805 per share. The amounts in the right column represent the hypothetical cash value of the index stock to be exchanged, based on the corresponding hypothetical final index stock prices, and are also expressed as percentages of the initial index stock price. Thus, a hypothetical payment amount of 100% means that the cash value of the index stock that we would deliver in exchange for each $32.8805 of the outstanding face amount of your note on the stated maturity date would equal 100% of the initial index stock price, or $32.8805 based on the corresponding hypothetical final index stock price and the assumptions noted above.

                                                                   HYPOTHETICAL FINAL INDEX      HYPOTHETICAL PAYMENT
                                                                      STOCK PRICE AS % OF           AMOUNTS AS % OF
                                                                   INITIAL INDEX STOCK PRICE   INITIAL INDEX STOCK PRICE
                                                                   -------------------------   -------------------------
                                                                            175.00%                     125.00%
                                                                            150.00%                     125.00%
                                                                            125.00%                     125.00%
                                                                            100.00%                     100.00%
                                                                             75.00%                      75.00%
                                                                             50.00%                      50.00%
                                                                              0.00%                       0.00%

                                   The payment amounts shown above are entirely hypothetical; they are based on market prices for the index stock that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your note on the stated maturity date or at any other time, including any time you may wish to sell your note, may bear little relation to the hypothetical share amounts shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the offered notes or on an investment in the index stock. Please read "Additional Risk Factors Specific to Your Note" and "Hypothetical Payment Amounts on Your Note" in the accompanying prospectus no. 189.

Hedging: In anticipation of the sale of the offered notes, we and/or our affiliates have entered into hedging transactions involving purchases of the index stock on the trade date. For a description of how our hedging and other trading activities may affect the value of your note, see "Additional Risk Factors Specific to Your Note -- Our Business Activities May Create Conflicts of Interest Between You and Us" and "Use of Proceeds and Hedging" in the accompanying prospectus supplement no. 189.